SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Amendment No. 10

Sirius Satellite Radio Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82966U 10 3

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Investment Fund IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 87,092,320 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 87,092,320 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,092,320 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Overseas Partners IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 4,765,332 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 4,765,332 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,765,332 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Advisors IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Capital Management IV, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Principal Holdings I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Principal Holdings I GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 82966U 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 91,857,857 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 91,857,857 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,857,857 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON OO

This Amendment No. 10 to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed on November 24, 1998, Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, Amendment No. 4 filed on April 13, 2001, Amendment No. 5 filed on October 25, 2002, Amendment No. 6 filed on March 12, 2003, Amendment No. 7 filed on January 11, 2005, Amendment No. 8 filed on September 23, 2005, and Amendment No. 9 filed on November 23, 2005, by Apollo Investment Fund IV, L.P. (“AIF IV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”) and Apollo Advisors IV, L.P. (“Advisors IV”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius Satellite Radio Inc., a Delaware corporation (the “Company” or the “Issuer”), or securities convertible thereto.  Capitalized terms used without definitions in this Amendment No. 10 shall have the respective meanings ascribed to them in the Schedule 13D, as amended.

Responses to each item of this Amendment No 10 to Schedule 13D, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

This Amendment No. 10 to Schedule 13D is filed jointly by (i) AIF IV, (ii) Overseas IV, (iii) Advisors IV, (iv) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (v) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (vi) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital IV”), (vii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), and (viii) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”).  AIF IV and Overseas IV are referred to collectively as the “Apollo Funds.”  The Apollo Funds, Advisors IV, Management IV, Capital IV, Apollo Principal, Apollo Principal GP, Apollo Management, and Management GP are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is One Manhattanville Road, Suite 201, Purchase, New York 10577.

AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Management IV is the manager of each of the Apollo Funds, and Advisors IV is the general partner or managing general partner of each of AIF IV and Overseas IV.  Management IV is principally engaged in the business of serving as the manager of the Apollo Funds.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner or managing general partner, as the case may be, of AIF IV and Overseas IV.

On or about February 1, 2007, as a result of a corporate reorganization of the Apollo management entities and the formation of Apollo Management, Apollo Management became the managing general partner of Management IV.  Apollo Management is principally engaged in the business of serving as the general partner of Management IV and other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Capital IV is the general partner of Advisors IV.  Capital IV is principally engaged in the business of serving as the general partner of Advisors IV.  As a result of a corporate reorganization of the Apollo advisor entities on or about July 13, 2007, the sole stockholder of Capital IV is Apollo Principal.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital IV and other Apollo Capital Management entities.  Apollo Principal GP is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of

Management GP and Apollo Principal GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 28, 2008, XM Satellite Radio Holdings Inc. (“XM Holdings”), a Delaware corporation, merged (the “Merger”) with and into Vernon Merger Corporation, a Delaware corporation (“MergeCo”), and a wholly-owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated February 19, 2007, among the Issuer, MergeCo and XM Holdings (the “Merger Agreement”).  Pursuant to the Merger Agreement, upon the closing of the Merger each issued and outstanding share of common stock of XM Holdings (“XM Common Stock”) was converted into the right to receive 4.6 shares of Common Stock.  The Apollo Funds will not receive any shares of Common Stock in connection with the Merger.

In addition, in connection with an offering of senior subordinated notes by a subsidiary of XM Holdings, on August 1, 2008, the Issuer issued an additional 262,399,983 shares of Common Stock (the “Offering”) as described on the registration statement on Form S-3 filed by the Issuer on July 25, 2008 (File No. 333-152548), as amended (the “S-3 Registration Statement”).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)   See the information contained on the cover pages to this Amendment No. 10 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on the sum of (i) 1,501,131,817 shares of Common Stock of the Issuer outstanding as of June 30, 2008, as reported in the S-3 Registration Statement, (ii) 1,701,908,350 shares of Common Stock to be issued in exchange for shares of XM Common Stock in connection with the Merger, as reported in the registration statement on Form S-4 filed by the Issuer on July 25, 2007 (File No. 333-144855), as amended, and (iii) 262,388,983 shares of Common Stock to be issued pursuant to the Offering as reported in the S-3 Registration Statement.  The amount of shares of Common Stock reported as beneficially owned by the Reporting Persons also reflects the sale of 10,700,000 shares of Common Stock by the Apollo Funds in open market transactions between November 29 through December 15, 2005.

(b)   See the information contained on the cover pages to this Amendment No. 10 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 10 to Schedule 13D.

(d)   Not applicable.

(e)   July 28, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated August 8, 2008 among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	August 8, 2008	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO PRINCIPAL HOLDINGS, I, L.P.

		By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

			By:		/s/ John J. Suydam
John J. Suydam
Vice President

Date:	August 8, 2008	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	August 8, 2008	APOLLO MANAGEMENT IV, L.P.

		By:	APOLLO MANAGEMENT, L.P.
Its General Partner

			By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO MANAGEMENT, L.P.

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	August 8, 2008	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Management GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 10 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Management GP and Apollo Principal GP are Messrs. Joshua Harris, Leon D. Black and Marc Rowan.  The principal occupation of each of Messrs. Harris, Black and Rowan is to act as executive officers and directors of Management GP, Apollo Principal GP and other related investment managers.  Mr. Black is a founding principal, and Messrs. Harris and Rowan are also principals, of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”) with respect to the Apollo investment funds.

The business address of each of Messrs. Harris, Black and Rowan is c/o Apollo Management, L.P., c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019 and Messrs. Harris, Black and Rowan are each a citizen of the United States.  Each of Messrs. Harris, Black and Rowan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.